Management's Discussion and Analysis
April 28, 2006

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended March 31, 2006, should be read in conjunction with our Company’s unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2006, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2005 Annual Report, and the Report to Shareholders contained in our 2006 First Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. Our Company continues to use the same accounting policies and methods as those used in 2005. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference herein and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Stantec’s public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are included in this report and may be included in filings with Canadian securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2006 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations or for the Canadian or US economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report to not place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Factors listed in this Management’s Discussion and Analysis and in the Risk Factors section of our 2005 Annual Report could cause Stantec’s actual results to differ materially from those projected in our forward-looking statements. Investors and the public should carefully consider these factors, other uncertainties and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to Stantec. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond. Our goal is to become a top 10 global design and consulting services firm with $1 billion in annual revenue by the year 2008 while providing quality services that have a positive impact on our world. Our vision, core business, and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q1 06 from the description included in our 2005 Annual Report.

RESULTS

Overall Performance

Highlights for Q1 06
By execuing our business strategy, we generated strong results for the quarter ended March 31, 2006. Gross revenue, net income, and earnings pershare increased in Q1 06 compared to Q1 05 as follows:

(In millions of Canadian dollars, except per share amounts)	Q1 06	Q1 05	$Change	% Change

Gross revenue	185.3	141.1	44.2	31.3%
Net revenue	163.1	119.1	44.0	36.9%
Net income	11.4	6.7	4.7	69.5%
Earnings per share - basic	0.51	0.36	0.15	41.7%
Earnings per share - diluted	0.50	0.35	0.15	42.9%
Cash flows used in operating activities	(24.0)	(7.5)	(16.5)	n/a
Cash flows used in investing activities	(6.5)	(6.1)	(0.4)	n/a
Cash flows from (used in) financing activities	8.1	(5.5)	13.6	n/a

In our 2005 Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2006. Below is an indication of our progress toward our annual targets:

Measure	2006 Expected Range	Performance to Q1 06

Debt to equity ratio (note 1)	At or below 0.5 to 1	0.25
Return on equity (note 2)	At or above 14%	15.4%
Net income as % of net revenue	At or above 5%	7.0%
Gross margin as % of net revenue	Between 54 and 56%	55.7%
Administrative and marketing expenses as	Between 40 and 42%	41.9%
% of net revenue
Effective income tax rate	Between 32 and 34%	33.0%

note 1: Debt to equity ratio is calculated as long-term debt plus current portion of long-term debt plus bank indebtedness less cash, all divided by shareholders’ equity.
note 2: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of the last four quarters.

The following highlights our major strategic activities in the first quarter ended March 31, 2006, as we continued to progress toward our goals:

•
On March 6, 2006, we completed the acquisition of Carinci Burt Rogers Engineering Inc., adding over 20 employees in the Greater Toronto Area. This addition strengthens our Company’s electrical engineering practice. Carinici Burt Rogers Engineering Inc.’s illumination experience spans all categories of projects, including commercial, industrial, institutional, residential, and recreational.

•
Subsequent to the quarter-end, on April 14, 2006, we acquired the shares and business of Dufresne-Henry, Inc. for cash consideration and promissory notes of US$10.2 million, adding over 270 employees and 12 office locations to our Company. The cash consideration component of US$8.7 million was financed through use of our existing restricted cash. The acquisition of this multidiscipline design firm expands our services into four new states in New England and establishes an initial presence in Florida. Dufresne-Henry, Inc.’s staff offer a full range of professional services in engineering, planning, environmental science, and landscape architecture.

Our financial condition continues to remain strong as shareholders’ equity increased by $13.7 million in Q1 06 due mainly to net income of $11.4 million in Q1 06. Our total liabilities decreased by $29.5 million from December 31, 2005, due primarily to the timing of payments to employees, including annual employee bonuses and payroll. Our total assets decreased by $15.8 million mainly due to a decline of $22.4 million in cash and cash equivalents used to reduce the payables noted above. This decline was offset by a net increase of $6.7 million in our investment in accounts receivable and in costs and estimated earnings in excess of billings attributable to factors explained in the Liquidity and Capital Resources section below.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results in Q1 06 compared to the same period last year:

	Quarter ended March 31
	% of Net Revenue		% Increase*
	2006	2005	2006 vs. 2005
Gross revenue	113.6%	118.5%	31.3%
Net revenue	100.0%	100.0%	36.9%
Direct payroll costs	44.3%	45.7%	32.6%
Gross margin	55.7%	54.3%	40.6%
Administrative and marketing expenses	41.9%	43.0%	33.4%
Depreciation of property and equipment	2.1%	2.3%	25.6%
Amortization of intangible assets	0.9%	0.2%	542.0%
Net interest expense	0.4%	0.1%	697.3%
Foreign exchange (gains) losses	0.0%	0.1%	(155.7%)
Share of (income) loss from associated companies	0.0%	(0.1%)	(1.5%)
Income before income taxes	10.4%	8.7%	64.5%
Income taxes	3.4%	3.0%	55.1%
Net income for the period	7.0%	5.7%	69.5%

* % increase calculated based on the dollar change from the comparable period.

The following discussion outlines certain factors affecting the results of our operations for the first quarter of 2006, which should be read in conjunction with our unaudited consolidated financial statements for that quarter.

Gross and Net Revenue

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the first quarter of 2006 compared to the same period in 2005.

Gross Revenue (In millions of Canadian dollars)	First Quarter 2006 vs. 2005

Increase (decrease) due to:
Acquisition growth	46.8
Net internal growth	0.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(3.1)
Total increase in gross revenue	44.2

Net Revenue	First Quarter
(In millions of Canadian dollars)	2006 vs. 2005
Increase (decrease) due to:
Acquisition growth	42.6
Net internal growth	4.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(2.6)
Total increase in net revenue	44.0

The net increase in gross revenue was $44.2 million for Q1 06 over Q1 05 due to growth of $46.8 million from acquisitions and internal growth of $0.5 million, offset by an impact of foreign exchange rates on revenue earned by foreign subsidiaries of $3.1 million. The large increase in acquisition gross and net revenue in the quarter-over-quarter comparison is due to the revenue earned in Q1 06 attributed to the CPV Group Architects & Engineers Ltd. (CPV), Keen Engineering Co. Ltd. (Keen), and The Keith Companies, Inc. (Keith) acquisitions, which occurred in the second half of 2005.

The following table summarizes the strong growth in gross revenue by practice area for the first quarter of 2006 compared to the same period for 2005:

(In millions of Canadian dollars)	Quarter ended March 31
Practice Area Gross Revenue	2006	2005	Change
Environment	31.4	24.7	6.7
Buildings	45.3	35.2	10.1
Transportation	23.6	21.9	1.7
Urban Land	65.4	43.4	22.0
Industrial & Project Management	19.6	15.9	3.7
Total	185.3	141.1	44.2

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized below:

	Quarter ended March 31
Practice Area Gross Revenue			Change Due to Net
		Change Due	Internal Growth
	Total	to	and Foreign
	Change	Acquisitions	Exchange
Environment	6.7	6.8	(0.1)
Buildings	10.1	12.3	(2.2)
Transportation	1.7	0.0	1.7
Urban Land	22.0	25.0	(3.0)
Industrial & Project Management	3.7	2.7	1.0

Total	44.2	46.8	(2.6)

The following lists the acquisitions completed in 2005 and Q1 06 that impacted specific practice areas:

•	Environment: The Keith Companies, Inc. (September 2005).

•
Buildings: Carinci Burt Rogers Engineering, Inc. (March 2006); Keen Engineering Co. Ltd. (October 2005); The Keith Companies, Inc. (September 2005); and CPV Group Architects & Engineers Ltd. (August 2005).

•	Urban Land: The Keith Companies, Inc. (September 2005).

•	Industrial & Project Management: The Keith Companies, Inc. (September 2005).

All of our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.87 in Q1 06 compared to US$0.81 in Q1 05, representing an appreciation of 7.4% . This strengthening of the Canadian dollar had a negative effect on reported revenue in Q1 06 compared to Q1 05.

Gross revenue for the Environment practice area increased by 27.1% in Q1 06 compared to Q1 05. In 2005 the Environment practice area focused on improving the operational effectiveness of underperforming operations. During the last half of 2004, certain of our operations in the Environment practice area were curtailed through staff reductions, resulting in a decrease in the level of revenue generated in 2005. This strategic realignment enhanced the Environment practice area’s ability to improve its gross revenue and gross margin in Q1 06 (57.8% in Q1 06 versus 56.1% in Q1 05). The Environment practice area remains strong, particularly the Environmental Infrastructure resulting in larger project sizes and higher labor utilization rates.

Gross revenue for the Buildings practice area grew 28.7% in Q1 06 compared to Q1 05. The percentage increase resulted from a combination of growth through acquisitions, the presence of strong economies in the regions in which the practice area operates, and our transition from a group of local and regional offices into a national practice able to provide sought-after expertise in markets such as health care, research, education, and aviation. In Q1 06 our Architecture group continued to encounter larger project sizes and project volumes. The Buildings practice area is very active in western Canada, resulting in a strong backlog. To assist in meeting this increased demand, the Buildings practice area is making use of work sharing initiatives across the Company.

Gross revenue for the Transportation practice area increased by 7.8% in Q1 06 compared to Q1 05. Opportunities in the United States are increasing due to the implementation of the new six-year, US$286.4 billion Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users signed on August 10, 2005. The passage of this bill has increased the funds available for transportation projects; however, this has not translated into projects for our Company as quickly as anticipated. The outlook for our Transportation practice area in Canada remains strong.

Gross revenue for the Urban Land practice area grew by 50.7% in Q1 06 compared to Q1 05. The $22.0 million increase was due primarily to the gross revenue earned in Q1 06 from the Keith acquisition. In 2006 some of the markets in which Urban Land operates are experiencing a moderate slowdown. However, since we are generally a top-three service provider in this practice area in these regions, we expect the impact to also be moderate and our performance to remain strong during the year.

Gross revenue for the Industrial & Project Management practice area grew by 23.3% in Q1 06 compared to Q1 05. Of the $3.7 million increase in Q1 06, $2.7 million was due to the Keith acquisition. The increase in internal growth was primarily due to securing projects in the strengthening energy sector in western Canada. The Industrial & Project Management practice area is positioning itself to capture the support facilities and infrastructure segment related to the energy and resources sectors.

Gross Margin
For a definition of gross margin, refer to the Definition of Non-GAAP Measures included in our 2005 Annual Report. Gross margin as a percentage of net revenue was 55.7% in Q1 06 compared to 54.3% in Q1 05. The information available from our new enterprise management system has contributed to improved project management and enhanced gross margin. As well, because of the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, there will continue to be fluctuations in the margins reported from quarter to quarter depending on the mix of projects in progress during any quarter.

The following table summarizes our gross margin percentages by practice area for Q1 06 and Q1 05:

	Quarter ended March 31
Practice Area Gross Margin	2006	2005
Environment	57.8%	56.1%
Buildings	55.0%	52.7%
Transportation	56.1%	53.9%
Urban Land	56.5%	56.9%
Industrial & Project Management	50.9%	47.3%

Gross margin percentages increased in all practice areas except Urban Land in Q1 06 compared to Q1 05, which is attributable to the same factors mentioned above. Overall, our Q1 06 gross margin met the anticipated range of 54 to 56% set out in our 2005 Annual Report.

Administrative and Marketing Expenses
Administrative and marketing expenses as a percentage of net revenue were 41.9% for Q1 06 compared to 43.0% for Q1 05 and were within our expected range of 40 to 42% for fiscal 2006. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period. During Q1 06, the amount of labor charged to administrative and marketing expenses as a percentage of net revenue decreased by 0.6% compared to Q1 05. As well, our administrative expense for Q1 06 was affected by a 0.5% decline in occupancy costs as a percentage of net revenue compared to Q1 05.

Depreciation of Property and Equipment
Depreciation of property and equipment as a percentage of net revenue decreased to 2.1% in Q1 06 from 2.3% in Q1 05. Quarter over quarter, our depreciation expense on an absolute basis has remained relatively constant, resulting in a reduction as a percentage of an increasing net revenue base.

Amortization of Intangible Assets
The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one and a half years.

As a result, the impact of amortization of contract backlog can be significant in the two to six quarters following an acquisition. The table below summarizes the amortization of identifiable intangible assets for the first quarter of 2006 and 2005:

	Quarter ended March 31
(In thousands of Canadian dollars)	2006	2005
Amortization of client relationships	587	142
Amortization of backlog	890	50
Other	53	46
Total amortization of intangible assets	1,530	238

An increase of $1.3 million in Q1 06 from the same quarter last year was mainly due to the intangible assets acquired in the last half of 2005 from the CPV, Keith, and Keen acquisitions. Of the $1.5 million amortized in Q1 06, $530,000 and $425,000, respectively, related to the backlog and client relationships acquired in the Keith acquisition in September 2005. We recorded $4.0 million of backlog upon the acquisition of Keith. Of this amount, $2.5 million remains to be amortized over the next 11 months.

Net Interest Expense

The increase of $523,000 in net interest expense in Q1 06 compared to Q1 05 was a result of our long-term debt position throughout the first quarter of 2006 being higher than in the same period in 2005. As at March 31, 2006, $43.5 million and US$38.5 million (C$45.0 million) for a total of $88.5 million were outstanding on our credit facility versus $22.2 million outstanding as at March 31, 2005. In addition, depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers acceptance rates plus 65 or 85 basis points. Our average interest rate increased 0.6% to 4.94% at March 31, 2006, compared to 4.34% at December 31, 2005. We estimate that, based on our balance at March 31, 2006, a 1% change in interest rate would impact our annual earnings per share by between $0.02 and $0.03.

Foreign Exchange Gains (Losses)

During Q1 06, we recorded a foreign exchange gain of $48,000 compared to a $61,000 loss in Q1 05. The foreign exchange gains and losses reported have arisen on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. In Q4 05 we borrowed US dollars to complete the Keith acquisition. The US-dollar debt offset our investment in US-dollar net assets and eliminated the need to enter into forward contracts in Q1 06. The exchange rate in effect at the end of Q1 06 remained consistent with the rate in effect at the end of 2005 at US$0.86.

Income Taxes

Our effective income tax rate decreased to 33.0% for Q1 06 compared to 35.0% for the year ended December 31, 2005. Our estimated income tax rate is adjusted quarterly, based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions. For 2006 we are expecting an increase in the portion of income earned in lower tax jurisdictions resulting in the reduction of our effective tax rate from 2005.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars,
except per share amounts)	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006

Gross revenue	150.2	146.1	180.6	185.3
Net revenue	127.7	125.9	151.9	163.1
Net income	13.1	12.8	8.0	11.4
EPS - basic	0.69	0.66	0.36	0.51
EPS - diluted	0.67	0.64	0.35	0.50

	June 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005

Gross revenue	136.8	139.8	127.0	141.1
Net revenue	118.7	119.8	107.1	119.1
Net income	6.4	8.5	9.6	6.7
EPS - basic	0.35	0.46	0.52	0.36
EPS - diluted	0.33	0.44	0.50	0.35

The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q1 06 vs.Q1 05	Q4 05 vs.Q4 04	Q3 05 vs.Q3 04	Q2 05 vsQ2 04

Increase (decrease) in gross revenue due to:
Acquisition growth	46.8	40.8	9.9	14.2
Net internal growth	0.5	14.4	0.8	4.3
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(3.1)	(1.6)	(4.4)	(5.1)
Total increase in gross revenue	44.2	53.6	6.3	13.4

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at March 31, 2006, compared to December 31, 2005:

(In millions of Canadian dollars, except ratios)	Mar 31, 2006	Dec 31, 2005	% Change

Current assets	260.1	280.4	(7.2%)
Current liabilities	(115.3)	(157.8)	(26.9%)
Working capital	144.8	122.6	18.1%
Ratio of current assets to current liabilities	2.26	1.78	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. The current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from (used in) operating, investing, and financing activities for the first quarter of 2006 and 2005, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

	Quarter ended March 31
(In millions of Canadian dollars)	2006	2005	$Change

Cash flows used in operating activities	(24.0)	(7.5)	(16.5)
Cash flows used in investing activities	(6.5)	(6.1)	(0.4)
Cash flows from (used in) financing activities	8.1	(5.5)	13.6

Our liquidity needs can be met through a variety of sources, including cash generated from operations, borrowings from our $160 million credit facility, and the issuance of common shares. We also have access to restricted cash, which can be used to finance future acquisitions as well as future capital expenditures. Our primary use of funds is for operational expenses, acquisitions, and sustaining capital spending on property and equipment. We continue to manage according to the management guidelines established in our 2005 Annual Report of maintaining a debt to equity ratio of less than 0.5 to 1.

Working Capital

Our working capital (current assets less current liabilities) at the end of Q1 06 was $144.8 million compared to $122.6 million at December 31, 2005. Current assets decreased by $20.3 million, and current liabilities decreased by $42.5 million during this period. The decrease in current assets from December 31, 2005, was due to a decline of $22.4 million in our cash and cash equivalents as cash was used in the reduction of $36.2 million in accounts payable and accrued liabilities during the quarter. Accounts payable and accrued liabilities decreased from December 31, 2005, partially due to the payment of annual employee bonuses. The addition of the non-cash working capital ($1.5 million) of Carinci Burt Rogers Engineering Inc. also contributed to the increase in working capital during the quarter.

Cash Flows Used in Operating Activities

Our cash flows used in operating activities increased by $16.4 million in Q1 06 compared to the same period in 2005. The quarter-over-quarter change was mainly due to a decrease of $17.6 million in cash receipts from clients less cash paid to suppliers and employees. Our cash flow was affected by an increase in our investment in costs and estimated earnings in excess of billings and in accounts receivable to 102 days in Q1 06 from 95 days in Q1 05 as we continued to integrate the acquisitions made in the last half of 2005. The above was partly offset by a $1.7 million decrease in income taxes paid in Q1 06 versus Q1 05.

Cash Flows Used in Investing Activities

Our cash flows used in investing activities increased by $0.3 million in Q1 06 compared to the same period in 2005. In Q1 06 we used $2.2 million of our restricted cash in the acquisition of Carinci Burt Rogers Engineering, Inc. Quarter-over-quarter, there was a $1.4 million increase in the purchase of property and equipment. As a professional services organization, we are not capital intensive. Expenditures are made primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our capital expenditures increased to $5.6 million in Q1 06 from $4.1 million in Q1 05. Our Q1 06 expenditures were within the expected range for 2006 to support ongoing operational activity and growth. During Q1 06, our capital expenditures were financed by cash flows from operations and by borrowing from our existing credit facility.

Cash Flows From Financing Activities

Our cash flows from financing activities rose by $13.6 million in Q1 06 compared to the same period in 2005. In Q1 06 we accessed an additional $9.1 million on our revolving credit facility versus repaying $5.9 million in Q1 05. The $9.1 million of additional funds drawn on our credit facility was partially offset by the repayment of $1.7 million in mortgages payable during the quarter. In Q1 05 we repaid our long-term debt since we had a significant reduction in our investment in accounts receivable and in costs and estimated earnings in excess of billings. As familiarity and efficiencies were realized with the use of the enterprise management system, improved project management, invoicing, and collection procedures enabled us to reduce our net investment in these accounts in Q1 05. As indicated above, due to the acquisitions completed in the last half of 2005, our investment in accounts receivable and in costs and estimated earnings in excess of billings increased in Q1 06. At March 31, 2006, we had $71.5 million available under our $160 million credit facility for future activities.

Shareholders’ Equity

Share options exercised for cash during the first quarter of 2006 generated cash of $1.2 million compared to $440,000 for the same period in 2005.

OTHER

Outstanding Share Data

As at March 31, 2006, there were 22,535,173 common shares and 719,361 share options outstanding. During the period of April 1, 2006, to April 28, 2006, no shares were repurchased under our normal course issuer bid, 4,858 net shares were issued on the vesting of restricted shares, no new share options were issued, and 800 share options were exercised.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time due mainly to our long-term debt and operating lease commitments. During the quarter ended March 31, 2006, we did not enter into any new material long-term contractual obligations other than assuming $745,000 in lease premise obligations on the acquisition of Carinci Burt Rogers Engineering Inc. As well, we drew down an additional $9.1 million on our existing revolving credit facility.

Off-Balance Sheet Arrangements

During the quarter ended March 31, 2006, there was no material change to our off-balance sheet arrangements as described in our 2005 Annual Report.

Market Risk

We are exposed to various market factors that can affect our performance with respect to currency and interest rates. There has been no significant change in our market risks from those described in our 2005 Annual Report.

Related Party Transactions

As was the case in 2005 (as described in our 2005 Annual Report), no related party transactions were made during Q1 06.

OUTLOOK

The outlook for the remainder of 2006 continues to be positive since our Company operates in a highly diverse infrastructure and facilities market within North America. Results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities from acquisitions. There have been no significant changes in our industry environment or market opportunities, and our expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2005 Annual Report.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

For the quarter ended March 31, 2006, there has been no significant change in our critical accounting estimates, accounting developments, or description of accounting measures from those described in our 2005 Annual Report.

RISK FACTORS

For the quarter ended March 31, 2006, there has been no significant change in our Risk Factors from those described in our 2005 Annual Report.